Cypress Energy Partners, L.P.

5757 S. Lewis Ave., Suite 500

Tulsa, Oklahoma 74105

October 31, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Division of Corporation Finance

Re:	Cypress Energy Partners, L.P. Confidential Draft Registration Statement on Form S-1 Submitted September 20, 2013
CIK No. 1587246

Ladies and Gentlemen:

This letter sets forth the responses of Cypress Energy Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 18, 2013 (the “Comment Letter”) with respect to Draft Registration Statement on Form S-1 confidentially submitted by the Partnership on September 20, 2013 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has confidentially submitted through EDGAR Confidential Draft Submission No. 2 to the Registration Statement with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is our response.

General

1.	We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. In this regard, we note your statement on page 149 indicating that you may be entering into employment agreements with your named executive officers. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

Response: We acknowledge the Staff’s comment and will undertake to provide in future amendments all information in the Registration Statement that we are not permitted to omit under Rule 430A. Please note that we no longer anticipate entering into new employment agreements with our named executive officers at the closing of the offering. We have been pre-approved for listing on the NYSE, although we have not completed our application. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We have not provided, nor have we authorized anyone to provide on our behalf, written materials to potential investors in reliance on Section 5(d) of the Securities Act. There have not been, nor does the Partnership expect there to be, research reports about the Partnership published or distributed by any broker or dealer that is participating, or is expected to participate, in the offering in reliance upon Section 2(a)(3) of the Securities Act.

3.	As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections, or ensure that FINRA calls us for that purpose.

Response: We acknowledge the Staff’s comment and will request that FINRA call the Staff or provide the Staff with a letter indicating that FINRA has completed its review and has no objections to the underwriting compensation terms and arrangements of this offering outlined in the Registration Statement prior to the effectiveness of the Registration Statement.

Prospectus Summary

4.	We note that you use the acronym “CEM” to refer to Cypress Energy Management, LLC in various parts of the prospectus but do not provide an explanation of the abbreviation here in the second italicized paragraph of this section, where you explain various names and acronyms. Please revise to make the discussion of names and acronyms more complete. Also, consider reformatting the second italicized paragraph into bullet points or a similar form of presentation to make it easier to read.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to provide an explanation of the abbreviation “CEM” and have otherwise revised the second italicized paragraph of the Prospectus Summary. Please see page v of the Registration Statement.

5.	Provide us with objective support for your statement on page 4 that you are “an industry-leading independent pipeline inspection and integrity business.”

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to state that we are “an independent pipeline inspection and integrity business that serves some of the largest pipeline customers in the U.S.” Please see pages 3 and 130 of the Registration Statement.

Capitalization, page 57

6.	The origin of the long-term debt amounts included in the column labeled “CEP Successor As Adjusted” is unclear. Please reconcile these amounts to the unaudited condensed consolidated financial statements of Tulsa Inspection Resources, Inc. and subsidiaries as of June 26, 2013, and expand your disclosures to the table, as necessary to clarify the adjusted amounts.

Response: We acknowledge the Staff’s comment. The line items for “Tulsa Inspection Resources, Inc. notes payable” and “Tulsa Inspection Resources, Inc. credit facility” referenced in the column labeled “CEP Successor As Adjusted” on the Capitalization table reconcile to the line items for “Notes payable” and “Obligation under factoring agreement,” respectively, in column labeled “Adjusted Historical TIR-US” on the unaudited pro forma combined balance sheet of Cypress Energy Partners, L.P. as of September 30, 2013. Please see pages 57 and F-5 of the Registration Statement.

Cash Distribution Policy and Restrictions on Distributions, page 60

7.	We note your disclosures at the bottom of page 60, which states your cash distribution policy will be subject to restrictions under your credit facilities and other debt agreements. Your disclosures surrounding the tables on pages 66 and 70 should address whether you are able to make cash distributions during the pro forma periods for the year ended December 31, 2012 and for the twelve months ended June 30, 2013 as well as the forecasted financial period for the twelve months ended September 30, 2014, and maintain your compliance with these financial ratios and other material covenants. Such disclosure should address how sensitive you are to these restrictions or whether you are nearing the financial ratio covenant limitations.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we are currently negotiating the terms of our proposed new credit facilities with the potential lenders and that we expect to finalize those terms prior to the commencement of this offering. We hereby undertake to update our disclosure in future amendments to reflect the material terms of our new credit facilities, including the financial covenants that we must satisfy prior to making distributions, once those terms have been agreed to by the parties.

Unaudited Pro Forma Distributable Cash Flow, page 66

8.	Tell us why the table does not include the $3.0 million annual fee under the omnibus agreement that you expect to enter with your general partner in connection with this offering.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that the $3.0 million annual fee pursuant to the omnibus agreement is reflected in the calculation of unaudited pro forma distributable cash flow. We have provided revised disclosure to identify the $2.0 million incremental general and administrative expenses attributable to operating as a publicly traded partnership, as well as the portion of such expenses allocated to the owners of the 49.9% non-controlling interest in TIR pursuant to the omnibus agreement. In addition, we have provided revised disclosure to identify the portion of corporate overhead expenses for which the general partner will be responsible under the omnibus agreement. Please see pages 66 and 67 of the Registration Statement.

9.	Tell us why the tables do not include amounts of incremental interest expense costs associated with borrowings for expansion capital expenditures during the year ended December 31, 2012 and twelve months ended June 30, 2012.

Response: We acknowledge the Staff’s comment and respectfully submit that our expansion capital expenditures for the year ended December 31, 2012 were financed completely by contributions from our equityholders. As a result, there was no incremental interest expense associated with borrowings for such capital expenditures. We have revised the Registration Statement to include borrowings for expansion capital expenditures for the twelve months ended September 30, 2013. Please see pages 66 through 68.

10.	Please explain why the non-controlling interest presented in the table on page 66 does not include the 49% interest in Cypress Energy Services, held by other parties, after the contribution of a 51% interest to the CEP Successor in connection with the offering.

Response: We acknowledge the Staff’s comment and respectfully submit that results of operations for Cypress Energy Services, LLC are not included in the Unaudited Pro Forma Distributable Cash Flow for the Year Ended December 31, 2012, and the Twelve Months Ended September 30, 2013. We have based our determination not to include such results based on our analysis under Rules 3-05 and 11-01 of Regulation S-X, as discussed in our response to comment no. 23. We reached this conclusion primarily because prior to our acquisition of this business, effective as of October 1, 2013, it was not operated for profit and incurred a number of expenses no longer associated with the business. In addition, the results of operations of Cypress Energy Services are immaterial to our business as a whole, on a historical basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 95

Saltwater Disposal Volumes, page 96

11.	Expand your discussion to clarify whether your revenues are generated pursuant to short or long-term contracts or some other method.

Response: We acknowledge the Staff’s comment and have revised the disclosure to clarify that Water and Environmental Services segment revenue is generated based on published and negotiated rates rather than pursuant to long-term contracts. Please see page 98 of the Registration Statement.

12.	Clarify the relative contribution of residual oil sales to revenues.

Response: We acknowledge the Staff’s comment and have revised the disclosure to provide the percentage of our Water and Environmental Services segment revenue that was derived from sales of residual oil during the nine months ended September 30, 2013. Please see page 99 of the Registration Statement.

Liquidity and Capital Resources, page 102

Credit Risk and Customer Concentration, page 106

13.	We note your statement as follows:

Our ten largest customers generated approximately 74% of our Water and Environmental Services segment revenue for the year ended December 31, 2012 and 57% of segment revenue for the six months ended June 30, 2013. Additionally, our five largest customers of our Pipeline Inspection and Integrity Services segment accounted for approximately 71% of our segment revenue for the year ended December 31, 2012 and 76% of segment review [sic] for the six months ended June 30, 2013.

We furthermore note similar statements elsewhere in your filing, such as on pages 24 and 130. Please explain to us whether any of your customers accounts for 10% or more of your consolidated revenues, and if so revise to provide appropriate disclosure. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure to list the customers that account for more than 10% of our consolidated revenue. Please see pages 23, 108, 136, F-24 and F-41 of the Registration Statement.

Critical Accounting Policies, page 107

14.	Please enhance the disclosures of your critical accounting policies to include an analysis of your specific sensitivity to changes based on outcomes that are reasonably likely to occur and have a material effect. Please refer to FRC Section 501.14 for further guidance.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 111 of the Registration Statement.

Overview, page 124

15.	You indicate that you have “an average SWD facility utilization of approximately 43%.” Clarify whether you referring to the capacity of the injection wells. Additionally, in an appropriate location in the prospectus, address your ability to locate new locations for injection wells.

Response: We acknowledge the Staff’s comment and have revised the disclosure to clarify that the average facility utilization rate refers to the capacity of our salt water disposal wells, which are injection wells. In addition, we have added disclosure regarding our ability to select new locations for injection wells and the factors we consider when evaluating potential new locations. Please see pages 1, 2, 127, and 128 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 155

16.	Please revise the table so that, with regard to any beneficial owner of units that is not an individual, you identify in footnotes the individuals who have investment and voting power over the units.

Response: We acknowledge the Staff’s comment and have revised the Beneficial Ownership tables in the Registration Statement to include footnotes that describe the voting power and control of the entities that will be beneficial owners in the Partnership. Please see pages 157 and 158 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 156

17.	In the subsections entitled “Omnibus Agreement,” “Contribution Agreement,” “Relationship with SBG” and “Management Agreement with CEM and Cypress Holdings,” you refer to “certain assets”, “certain personnel,”etc. Revise to replace “certain” with reasonably brief description of the assets, personnel, etc. to which you are referring.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to provide additional information regarding the assets and personnel underlying the agreements referenced in this section. Please see pages 161 through 163 of the Registration Statement.

Agreements with Affiliates, page 158

18.	We note your discussion of various agreements with affiliates. Please enhance your disclosure of these agreements by providing all of the information required by Item 404 of Regulation S-K. If material, explain more clearly the extent to which your business is reliant upon relationships with SBG and its affiliates. With regard to agreements that are not included in your exhibit list, please explain to us the basis for your belief that such agreements are not required to be filed as exhibits.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to enhance the discussion of Agreements with Affiliates. Please see pages 162 through 164 of the Registration Statement. We are continuing to review our agreements with affiliates and hereby undertake to update our disclosure in future amendments as required by Item 404 of Regulation S-K. In addition, we respectfully advise the Staff that we have reviewed our contracts and determined that we do not have any contracts that fall within the scope of a material contract contemplated by Item 601 of Regulation S-K, other than the contracts set forth on the exhibit list in Part II of the Registration Statement. We believe that the contracts described in this section of the Registration Statement are contracts that were entered into in the ordinary course of business as that term is contemplated by Item 601(1)(i) of Regulation S-K. In addition to determining that our contracts were entered into in the ordinary course of business, we have determined that we are not substantially dependent on any one contract, as contemplated by Regulation S-K Item 601(10)(ii)(B). None of the contracts to which we are a party generates more than 10% of our revenue, and we believe that to the extent a counterparty defaults or terminates a contract, we will be able to enter into a replacement contract on terms that are equivalent or more favorable to us without undue delay.

Mr. Boylan’s Sharing Interest in Cypress Holdings, page 159

19.	Discuss how the terms of the transaction with Mr. Boylan were determined.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to provide additional background regarding how Mr. Boylan’s sharing interest was determined. Please see page 162 of the Registration Statement.

Material Federal Income Tax Consequences, page 188

20.	We note your statement that “[t]his section is a summary of the material tax considerations that may be relevant to prospective unitholders …[emphasis added] .” Please revise to remove the implication that there may be material tax considerations that are not discussed in the section.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to remove the reference to “summary.” Please see page 191 of the Registration Statement.

Financial Statements

21.	Please clarify that the entity titled “Cypress Energy Partners Predecessor” and its related financial statements is the same as “SBG Predecessor” as you have referred to this entity in the upfront sections of the filing.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that “Cypress Energy Partners Predecessor” is the same entity as “SBG Predecessor.” Please see page v of the Registration Statement.

Cypress Energy Partners, L.P.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-4

22.	We note you have included the Moxie Assets in your pro forma statement of operations for the year ended December 31, 2012. In this regard, please provide the disclosures discussed in our letter dated April 12, 2013, which requests disclosure indicating this pro forma statement of operations is not indicative of your operations going forward, because it necessarily excludes various operating expenses of the Moxie Assets.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include disclosure that our pro forma statement of operations is not indicative of our operations going forward because it necessarily excludes various operating expenses of the Moxie Assets. Please see page F-4 of the Registration Statement.

23.	Please explain why the pro forma financial statements do not include the 51% interest in Cypress Energy Services, LLC that will be contributed to you in connection with the offering.

Response: We acknowledge the Staff’s comment and respectfully submit that we have excluded the 51% interest in Cypress Energy Services, LLC based on our analysis under Rules 3-05 and 11-01 of Regulation S-X. Effective October 1, 2013, SBG Energy Services, LLC contributed certain assets of SBG Disposal, LLC (“SBG Disposal”) to Cypress Energy Services, LLC, a wholly owned subsidiary of Cypress Energy Partners, LLC. The acquired assets (the “SBG Disposal Assets”) include:

•	certain fixed assets;

•	a 25% equity interest in the Arnegard SWD well; and

•	five management contracts for SWD wells.

In exchange for these assets, Cypress Energy Partners, LLC provided SBG Energy Services a $500,000 cash payment, a 49% interest in Cypress Energy Services, LLC and its option to purchase SBG Disposal that had been acquired from SBG Energy Services, LLC in 2012 valued at $225,000. Accordingly, Cypress Energy Partners, LLC’s basis in its 51% ownership in Cypress Energy Services, LLC is $725,000. The acquisition of the assets from SBG Disposal is considered the acquisition of a business and is accounted for as a business combination. The total consideration of $725,000 will be allocated to the acquired assets based on their fair values at the acquisition date.

The following is our calculation of the significance tests that support the exclusion of financial statements of the SBG Disposal Assets, which currently constitute the assets of Cypress Energy Services, LLC, pursuant to Rule 3-05 of Regulation S-X:

Test[1]	Cypress Energy Partners, LLC 12/31/12 Balances	20%	SBG Disposal Assets 12/31/12 Balances	Approximate Percent of Cypress Energy Partners, LLC 12/31/12 Balances
	(in thousands)
Total Assets (Investment Test2)	85,342	17,068	2,638	3.09%
Total Assets (Asset Test3)	85,342	17,068	725	0.85%
Pretax Loss from Continuing Operations (Pretax Income Test4)	(1,845)	(369)	(192)	10.41%

(1)	All tests are based on the most recent pre-acquisition annual financial statements of SBG Disposal (on a carve-out basis) as of December 31, 2012 and the Cypress Energy Partners, LLC pre-acquisition audited consolidated financial statements as of December 31, 2012. The financial statements for SBG Disposal were prepared on a carve-out basis because the historical financial statements of SBG Disposal included activity unrelated to the operations of the acquired assets.

(2)	Cypress Energy Partners, LLC’s investments in and advances to SBG Energy Services, LLC (i.e., the purchase price) as a percentage of the total assets of Cypress Energy Partners, LLC as of December 31, 2012.

(3)	Cypress Energy Partners, LLC’s proportionate share of the total assets (after intercompany eliminations) of the SBG Disposal Assets as a percentage of the total assets of Cypress Energy Partners, LLC as of December 31, 2012.

(4)	Cypress Energy Partners, LLC’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the SBG Disposal Assets exclusive of amounts attributable to any noncontrolling interests, as a percentage of such income of Cypress Energy Partners, LLC for the year ended December 31, 2012.

Pro forma financial statements reflecting Cypress Energy Partners, LLC’s acquisition of the SBG Disposal Assets are not required pursuant to Rule 11-01 of Regulation S-X because the acquisition was below the significance thresholds set forth in such Rule, and we do not believe that such financial statements would be material to investors. Further, given that the acquisition of the SBG Disposal Assets is so far below the significance thresholds of Rule 11-01 of Regulation S-X, and that we view the acquired operations of Cypress Energy Services, LLC, on a historical basis, from a financial perspective, as otherwise immaterial, we believe that the inclusion of the acquisition of the SBG Disposal Assets in the pro forma financial statements contained in the Registration Statement would not provide any material benefit to investors and would unnecessarily complicate these pro forma financial statements. Accordingly, we believe that including the acquisition of the SBG Disposal Assets in the pro forma financial statements contained in the Registration Statement would be inappropriate.

24.	Please revise or tell us why the accrued payroll and other liabilities and total parent equity balances in the Historical CEP Successor column of your pro forma condensed combined balance sheet do not agree with the corresponding amounts in the unaudited condensed consolidated balance sheet as of June 30, 2013 presented on page F-48.

Response: We acknowledge the Staff’s comment and have updated the Financial Statements in the Registration Statement to include a pro forma condensed combined balance sheet as of September 30, 2013 and an audited condensed consolidated balance sheet for Cypress Energy Partners, LLC as of September 30, 2013, and the accrued payroll and other liabilities and total parent equity balances figures are now consistent between the two tables. Please see pages F-5 and F-50 of the Registration Statement.

2. Pro Forma Adjustments and Assumptions, page F-9

25.	Your current presentation of the pro forma adjustments and assumptions disclosure in this footnote does not provide enough information to understand the basis of each adjustment amount included in the accompanying pro forma financial statements. Please revise your disclosures to provide the detailed amounts along with a discussion of the nature of each adjustment and how it reconciles to the adjustment amount presented on the pro forma statements.

Response: We acknowledge the Staff’s comment, and we respectfully advise the Staff that we are currently finalizing the mechanics and consideration associated with the contribution transactions and negotiating the terms of our proposed new credit facilities with the potential lenders. We hereby undertake to update our disclosure in future amendments to provide enhanced disclosure regarding the adjustments and assumptions, including the amounts and discussion of the nature of each adjustment.

26.	In subnote (c) of footnote 2 on page F-10, you discuss the interest subsidies that will be netted against future distributions and credited to interest expense. To further our understanding of these subsidies and how they are calculated, please reconcile the amounts presented in the table in this sub note (c) to the amounts of interest expense as reflected in the financial statements presented elsewhere in your filing. The underlying basis and the difference between these amounts in this footnote as compared to the amounts in the financial statements of Tulsa Inspection Resources, Inc. are currently unclear.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page F-10 of the Registration Statement.

Cypress Energy Partners Predecessor

2. Summary of Significant Accounting Policies, page F-21

Revenue Recognition, page F-22

27.	Please expand your revenue recognition policy disclosures to address the criteria used to account for revenues earned under the sales method. Refer to SAB Topic 13 for further guidance. Please make similar revisions to your revenue recognition accounting policy disclosures on page F-40 in the footnotes to the consolidated financial statements of Cypress Energy Partners, LLC.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to expand the disclosure relating to our revenue recognition policy to address the criteria used to account for revenues earned under the sales method. Please see page F-40 of the Registration Statement.

Concentration of Credit Risk, page F-23

28.	Please expand your concentration of credit risk policy disclosure to include discussion of the concentration of sales to major customers referenced throughout other sections of your filing. Please make similar revisions to your concentration of credit risk disclosures on page F-40 in the footnotes to the consolidated financial statements of Cypress Energy Partners, LLC.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to list the customers that account for more than 10% of revenue. Please see pages 23, 108, 136, F-24 and F-41 of the Registration Statement.

Cypress Energy Partners, LLC

3. Acquisitions, page F-42

SBG Acquisition, page F-42

29.	As part of the SBG Acquisition, we note you obtained numerous options to acquire various other businesses and assets from SBG Energy Services, LLC. We further note you have assigned a fair value to the option to purchase an interest in SBG Disposal, LLC; however, you have not assigned fair values to any other options listed in your disclosures. Please tell us why you have assessed the fair value of the remaining options acquired at zero as of the date of acquisition.

Response: In response to the Staff’s question, the other options disclosed represent first rights of refusal to purchase businesses that were newly established or not mature and were determined to have no material value as of the acquisition date of December 31, 2012. We have revised the Registration Statement to provide additional disclosure of why the company assessed the value of the options other than the 51% interest in SBG Disposal, LLC at zero. Please see page F-44 of the Registration Statement.

Tulsa Inspection Resources, Inc. and Subsidiaries,

L – Income Taxes, page F-72

30.	Please provide a reconciliation of the effective tax rate to the statutory tax rate as required by FASB ASC 740-10-50-12.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to provide a reconciliation of the effective tax rate to the statutory tax rate. Please see pages F-75 and F-86 of the Registration Statement.

* * * *

In connection with the above responses to the Staff's comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

Cypress Energy Partners, L.P.

By:        /s/ G. Les Austin

G. Les Austin

Vice President and Chief Financial Officer

Cc:	Peter C. Boylan III

Cypress Energy Partners, L.P.

Ryan Maierson

Latham & Watkins LLP

Joshua Davidson

Baker Botts L.L.P.